

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031315



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JUN - 7 2010
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SEC FILE NUMBER
8- 48454

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

OATH OR AFFIRMATION

I, DIANA L. MARAÑON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature DIANA L. MARANON

PRESIDENT
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 4TH (Date) day of June (Month), 2010 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Georgia F. Shaw (Signature of Notary Public)


GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: June 1, 2010 Number of Pages: 15

Signer(s) Other Than Named Above: DIANA L. MARANON

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, as a result of an examination by Financial Industry Regulatory Authority, Inc. (FINRA), the Company is required to reissue its previously issued audited financial statements to record certain cash and payables related to funds that are held in bank accounts deemed by FINRA to be customer funds. As a result, the Company's previously issued report dated February 23, 2010, is being reissued to incorporate all changes related to the inclusion of these cash accounts which represent funds held for customers as determined by the FINRA examination.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
June 1, 2010

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents:		
Cash in bank - general		$ 36,984
Cash – Special accounts (Note 4)		7,559
Money market fund		53,312
Total cash and cash equivalents		97,855
Accounts receivable		1,049
Property and equipment:		
Furniture and fixtures	$ 228,426	
Office equipment	138,411	
Leasehold improvements	45,236	
	412,073	
Accumulated depreciation	(336,876)	
Net property and equipment		75,197
Deposits		10,732
Deferred income tax asset		60,000
Receivable from related entities		375,288
Total assets		$ 620,121

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 12,960
Other liabilities (Note 4)		7,559
Total liabilities		20,519
Commitments		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding – 1,000 shares	$ 10,000	
Additional paid-in capital	734,000	
Retained earnings (accumulated deficit)	(144,398)	
Total stockholder's equity		599,602
Total liabilities and stockholder's equity		$ 620,121

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Consulting fees, including reimbursed expenses		$ 1,593,742
Interest income		13,655
Total revenues		1,607,397
Expenses:		
Auto expense	$ 26,729	
Bank service charges	6,406	
Business promotion	8,002	
Consulting	120,000	
Courier	1,194	
Database	49,142	
Depreciation	40,000	
Dues and subscriptions	7,600	
Equipment rental	21,832	
Insurance	34,444	
Office supplies	14,872	
Regulatory fees	6,950	
Salaries, wages, staff costs and benefits	204,901	
Parking	16,017	
Professional fees	739,044	
Publications	2,810	
Rent	143,237	
Repairs and maintenance	1,000	
Telephone	9,726	
Meals and entertainment	13,497	
Travel	8,996	
Other	18,333	
Total expenses		1,494,732
Income before income taxes		112,665
Income tax expense		23,800
Net income		$ 88,865

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2008	$ 10,000	734,000	(233,263)	510,737
Net income for the year ended December 31, 2009	-	-	88,865	88,865
Balance at December 31, 2009	$ 10,000	734,000	(144,398)	599,602

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income		$ 88,865
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	$ 40,000	
Decrease in receivables	11,945	
Decrease in deferred tax asset	23,000	
Increase in accounts payable and accrued expenses	8,441	
Total adjustments		83,386
Net cash flows provided by operating activities		172,251
Cash flows from investing activities:		
Purchase of equipment	(12,919)	
Increase in due from related parties	(110,284)	
Net cash flows used for investing activities		(123,203)
Cash flows from financing activities		-
Net increase in cash and cash equivalents		49,048
Cash and cash equivalents at beginning of year		48,807
Cash and cash equivalents at end of year		$ 97,855

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining it's only office in Los Angeles, California, and has been previously subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company has also previously operated pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and did not hold customer funds or securities. However, as a result of an examination by FINRA, they have determined that, at December 31, 2009, the Company was holding customer funds and, therefore, was subject to a minimum net capital of $250,000. See Note 4 for more details. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services throughout the United States to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which range from five to fifteen years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

Receivable from Related Parties

The receivable from related parties consists primarily of amounts advanced to the Company's sole shareholder. The Company expects repayment during 2010 and has assessed a 2% interest rate beginning January 2009 on all unpaid balances.

(2) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2016. Minimum future rental payments under this non-cancellable lease are as follows:

Year Ending December 31,	Amount
2010	$ 128,773
2011	132,321
2012	136,292
2013	140,348
2014	144,592
2015	148,930
2016	12,441
Total	$ 843,697

(3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ 19,000	$ 19,000
California	800	4,000	4,800
Total	$ 800	$ 23,000	$ 23,800

Deferred taxes are accounted for under current accounting standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes as well as the tax benefits of net operating loss carry forwards.

The Company has available approximately $191,000 of unused operating loss carry forwards that may be applied against future taxable income and that expire through 2029.

The amount of deferred tax asset at year-end is as follows:

Total deferred asset	$ 60,000
Less valuation allowance	-
Net deferred asset	$ 60,000

(4) SUBSEQUENT DISCOVERY OF FACTS EXISTING AT YEAR-END - CUSTOMER FUNDS HELD

Subsequent to the issuance of the 2009 annual audited financial statements and auditors' report dated February 23, 2010, the Company underwent an examination by FINRA whereby their examiners determined that two bank accounts totaling $7,559, which have been essentially inactive for many years, contained client funds.

The Company does not have, and has never had, brokerage or trading operations and has never undertaken trading activities on behalf of its clients. Given that the Company only provides financial advisory services, these activities are outside the scope of its capabilities and management, therefore, believed these accounts did not qualify as customer accounts.

Notwithstanding management's determination as set forth in the previous paragraph and in an effort to cooperate fully with regulatory findings and opinions, management has restated the accompanying financial statements and notes thereto, and applicable required schedules to reflect the effect of FINRA's findings.

(4) SUBSEQUENT DISCOVERY OF FACTS EXISTING AT YEAR-END - CUSTOMER FUNDS HELD, Continued

Upon being informed of the findings, the Company immediately closed the bank accounts and remitted such funds to its "customer" within 24 hours in an attempt to be fully in compliance with the requirements consistent with a $5,000 net capital broker/dealer.

(5) OTHER SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the reissued financial statements were available for issuance which was June 1, 2010. No transactions or events were found that were material enough to require recognition in the financial statements, except for the following matter:

In the case of Eurocapital Advisors, LLC, Europlay Capital Advisors, LLC and Mark Dyne vs. Diana Maranon, Averil Capital Markets Group, Inc. and Chloe Holdings, Inc., filed with the Superior Court of the State of California for the County Los Angeles Central District, there is a Final Statement of Decision issued by the Court pursuant to which there is a judgment in favor of Diana Maranon and Chloe Holdings, Inc. (the "Prevailing Parties") and against Pamela Colburn in the amount of $882,329.77, plus prejudgment interest. Declaratory relief was also awarded to the Prevailing Parties and the judgment is also in favor of the Prevailing Parties and against Pamela Colburn on her cross-complaint as further set forth in the Statement of Decision. Pamela Colburn has filed a notice of appeal with respect to the above judgment. In addition, the Prevailing Parties have filed a Motion for Sanctions in the amount of $359,083.85 and a Motion for Costs in the amount of $21,070.18 against Pamela Colburn. Both of these motions are pending before the Court.

(6) NET CAPITAL

As described in Note 4, at December 31, 2009, the Company was subject to a $250,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $76,270 which was less than the required minimum capital by $173,730. The aggregate indebtedness to net capital ratio was .27 to 1.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total equity from statement of financial condition		$ 599,602
Less non-allowable assets:		
Receivables	$ 1,049	
Deposits	10,732	
Property and equipment, net	75,197	
Receivable from affiliate	375,288	
Deferred income taxes	60,000	(522,266)
Net capital before haircut		77,336
Haircut – 2% of money market fund of $53,312		(1,066)
Net capital		$ 76,270

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,368
Minimum dollar net capital required	$ 250,000
Net capital requirement (greater of above two figures)	$ 250,000
Net capital requirement in excess of actual	$ 173,730

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 20,519
Ratio of aggregate indebtedness to net capital	0.27 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

YEAR ENDED DECEMBER 31, 2009

Credits:	
Free credit and other credit balances in customer's accounts	$ 7,559
Customers' securities failed to received	-
	7,559
Debits	-
Excess of total credits over total debits	7,559
Amounts held on deposit in special reserve bank accounts for benefit of customers	-
Required amount in excess of actual deposited	$ 7,559

The audited Computation for Determination of Reserve Requirements under Rule 15c3-3 as reported above does not agree with the computation included in the original unaudited Part IIA filing. However, such filing will be amended to agree to the audited amount.

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2009

1. Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items rising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items	-

AVERIL CAPITAL MARKETS GROUP, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2009

Net capital as reported in unaudited Focus Report Part IIA, as originally reported		$ 77,337
Difference – Rounding	$ (1)	
Haircut on money market fund	(1,066)	
Total differences		(1,067)
Net capital as reported in audited financial statements		$ 76,270

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above which is primarily an increase in the haircut applied to money market funds.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
June 1, 2010

AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)